SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 24, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On September 23, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing that it has agreed to extend the existing charters on the (i) Nave Atropos, Nave Rigel and Nave Ariadne for an additional 18 month period and (ii) Nave Cassiopeia, Nave Cetus and Nave Cielo for an additional 12 month period. Currently, the Nave Atropos, Nave Rigel and Nave Ariadne are on charter for $11,850 net per day plus 50% profit sharing; the first 6 months of the charter extension will be performed at the existing base rate plus 50% profit sharing while the next 12 months at an increased base rate of $12,838 net per day plus 50% profit sharing. Currently, the Nave Cassiopeia, Nave Cetus and Nave Cielo are on charter for $11,850 net per day plus 50% profit sharing; the charter extension will be performed at an increased base rate of $12,838 net per day plus 50% profit sharing. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statement on Form F-3, File No. 333-333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: September 24, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 23, 2013